FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 23, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc ("RBSG") - 7.387% Non-Cumulative Convertible Sterling Preference Shares, Series 1 and Non-Voting Deferred Shares

Released 23-Dec-2010

RBSG today announces the results of the conversion process for the £200 million 7.387 per cent. Non-Cumulative Sterling Preference Shares, Series 1 (ISIN: XS0121856859) (the "Preference Shares").

RBSG has received fully completed and signed conversion notices from holders (the "Converting Holders") of 185,134 Preference Shares, representing approximately 92.6 per cent. of the outstanding issued amount of Preference Shares. As a result, 185,134 Preference Shares will be converted into Ordinary Shares.

Delivery of Ordinary Shares will occur on 31 December 2010. Each £1,000 Preference Share converted will entitle the Converting Holder to approximately 2,628 Ordinary Shares and a total of 486,666,612 Ordinary Shares will be issued as a result of the conversions.

The Ordinary Shares resulting from the conversion process will be fully-paid up and rank pari passu with the other Ordinary Shares.

The remaining 14,866 Preference Shares will continue to be freely tradable and will remain outstanding on the terms and conditions set out in RBSG's Articles of Association and the relevant Board Resolution.

Application will be made for the 486,666,612 new Ordinary Shares arising from the conversion of the Preference Shares to be admitted to the Official List of the United Kingdom Listing Authority, the London Stock Exchange, the New York Stock Exchange (the "NYSE") (American Depositary Shares ("ADS") will also be listed with the NYSE, in addition to the new Ordinary Shares underlying the ADSs) and Euronext Amsterdam.

Non-Voting Deferred Shares of £0.01

In accordance with LR 9.6.4 RBSG announces that it will cancel all of the 359 Non-voting Deferred Shares of £0.01 each which will be issued as part of the Preference Share conversion process. Such cancellation will occur on or around 31 December 2010.

Contacts

Richard O'Connor
Head of Investor Relations

TEL: +44 (0) 20 7672 1763

Group Media Centre

TEL: +44 (0) 131 523 4414

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 December 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary